Exhibit 99.1

Chartered Semiconductor Manufacturing Ltd (Regn. No.: 198703584-K) www.charteredsemi.com	60 Woodlands Industrial Park D Street 2 Singapore 738406 Tel: (65) 6362 2838 Fax: (65) 6360 4970

NOTICE OF SEVENTEENTH ANNUAL GENERAL MEETING

To Be Held On April 28, 2005

To Our Shareholders,

You are cordially invited to attend and NOTICE IS HEREBY GIVEN of the Seventeenth Annual General Meeting of Chartered Semiconductor Manufacturing Ltd (the “Company”) to be held in Singapore on Thursday, April 28, 2005 at the registered office of the Company located at 60 Woodlands Industrial Park D, Street 2, Singapore 738406 at 11:00 a.m. (Singapore time) for the following purposes:

ROUTINE BUSINESS

1)	To adopt the Audited Accounts of the Company for the year ended December 31, 2004, including the reports of the Directors and the Auditors.

2)	(a)	To re-elect the following Directors retiring pursuant to Article 94 of the Company’s Articles of Association and who, being eligible, offer themselves for re-election:

(i)	Mr. Chia Song Hwee

(ii)	Dr. Tsugio Makimoto

(b)	To record the retirement of Mr. Lim Ming Seong, a Director retiring pursuant to Article 94 of the Company’s Articles of Association.

3)	To re-appoint the following Directors pursuant to Section 153(6) of the Companies Act, Chapter 50 and for this purpose to consider and, if thought fit, to pass with or without modifications the following resolutions, which will be proposed as Ordinary Resolutions:

(a)	“That pursuant to Section 153(6) of the Companies Act, Chapter 50, Mr. Charles E. Thompson be and is hereby re-appointed a Director of the Company to hold such office from the date of this Annual General Meeting until the next annual general meeting of the Company.”

(b)	“That pursuant to Section 153(6) of the Companies Act, Chapter 50, Mr. Robert E. La Blanc be and is hereby re-appointed a Director of the Company to hold such office from the date of this Annual General Meeting until the next annual general meeting of the Company.”

4)	To re-appoint KPMG as the Company’s Auditors and to authorize the Directors to fix their remuneration.

5)	To approve Directors’ fees of $459,334 for the year ended December 31, 2004 (Directors’ fees were $427,125 for the year ended December 31, 2003).

SPECIAL BUSINESS

To consider and, if thought fit, to pass with or without modifications the following resolutions, each of which will be proposed as Ordinary Resolutions:

6)	Increase in Authorized Share Capital

That the authorized share capital of the Company be increased from S$800,000,000.54 divided into 3,076,923,079 ordinary shares of S$0.26 each to S$1,200,000,000.68 divided into 4,615,384,618 ordinary shares of S$0.26 each.

7)	(a)	Authority to Allot and Issue Shares pursuant to Section 161 of the Companies Act, Chapter 50

That pursuant to Section 161 of the Companies Act, Chapter 50, the Directors be and are hereby authorized to allot and issue shares in the capital of the Company to any person on such terms and conditions and with such rights or restrictions as they may think fit to impose and that such authority shall continue in force until the conclusion of the next annual general meeting of the Company or the expiration of the period within which the next annual general meeting is required by law to be held, whichever is the earlier.

(b)	Authority to Create and Issue Securities and to Allot and Issue Shares in connection therewith pursuant to Section 161 of the Companies Act, Chapter 50

That pursuant to Section 161 of the Companies Act, Chapter 50, approval be and is hereby given to the Directors to:

(i)	(aa)	create and issue securities (“Securities”) including, without limitation, warrants or options to subscribe for new shares of the Company (“New Shares”) or to purchase from the Company other securities issued or to be issued by the Company, debt securities and securities which are convertible into, exchangeable for, or exercisable for, New Shares or other securities issued or to be issued by the Company to any person or persons and on such terms and conditions as the Directors may think fit to impose;

(bb)	create and issue any further Securities (“Further Securities”) as may be required or permitted to be issued in accordance with the terms and conditions of the Securities; and

(cc)	make, enter into and/or issue offers, agreements, options, undertakings, guarantees and/or indemnities (together referred to as “Agreements”) which would or might require the issue of New Shares or other securities by the Company with any person or persons and on such terms and conditions as the Directors may think fit to impose;

(ii)	allot and issue from time to time:

(aa)	such number of New Shares as may be required or permitted to be allotted or issued on the conversion, exchange or exercise of the Securities, or any of them, to the holders of such Securities on the conversion, exchange or exercise thereof, subject to and otherwise in accordance with the terms and conditions of the Securities;

(bb)	on the same basis as paragraph (ii)(aa) above, such further New Shares as may be required to be allotted and issued on the conversion, exchange or exercise of any of the Further Securities in accordance with the terms and conditions of the Further Securities; and

(cc)	such number of New Shares as may be required or permitted to be allotted or issued pursuant to and otherwise in accordance with the terms and conditions of the Agreements; and

(iii)	take such steps, make such amendments to the terms and conditions of the Securities, the Further Securities and the Agreements and any of them, and exercise such discretion as the Directors may from time to time deem fit, advisable or necessary in connection with all or any of the above matters.

(c)	Authority to Offer and Grant Options and to Allot and Issue Additional Shares Pursuant to the Company’s Share Option Plan 1999 (the “1999 Option Plan”)

That pursuant to Section 161 of the Companies Act, Chapter 50, the Directors be and are hereby authorized to offer and grant options in accordance with the provisions of the 1999 Option Plan, as amended and restated, and to allot and issue from time to time such number of shares in the capital of the Company as may be required to be issued pursuant to the exercise of the options under the 1999 Option Plan, as amended and restated.

(d)	Authority to Offer and Grant Purchase Rights and to Allot and Issue Additional Shares Pursuant to the Company’s Employee Share Purchase Plan 2004 (the “Chartered ESPP 2004”)

That pursuant to Section 161 of the Companies Act, Chapter 50, the Directors be and are hereby authorized to offer and grant rights to purchase shares in the capital of the Company in accordance with the provisions of the Chartered ESPP 2004, and to allot and issue from time to time such number of shares in the capital of the Company as may be required to be issued pursuant to the exercise of rights to purchase shares in the capital of the Company under the Chartered ESPP 2004.

(e)	Authority to Offer and Grant Purchase Rights and to Allot and Issue Additional Shares Pursuant to the Company’s Share Purchase Plan 2004 for Employees of Silicon Manufacturing Partners Pte Ltd (the “SMP ESPP 2004”)

That pursuant to Section 161 of the Companies Act, Chapter 50, the Directors be and are hereby authorized to offer and grant rights to purchase shares in the capital of the Company in accordance with the provisions of the SMP ESPP 2004, and to allot and issue from time to time such number of shares in the capital of the Company as may be required to be issued pursuant to the exercise of rights to purchase shares in the capital of the Company under the SMP ESPP 2004.

8)	To transact any other business as may be properly transacted at an annual general meeting.

The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice.

The Board of Directors has fixed the close of business on February 28, 2005 as the date for determining those holders of Ordinary Shares (“Shareholders”) who will be entitled to receive copies of this Notice and the accompanying Proxy Statement and the Company’s 2004 Annual Report to Shareholders (the “Annual Report”). A Shareholder who is registered with The Central Depository (Pte) Limited as at 48 hours before the time set for the Annual General Meeting on April 28, 2005 shall be entitled to vote in person or by proxy at the Annual General Meeting.

NOTES:

(1)	A Shareholder is a person whose name appears on the Depository Register of The Central Depository (Pte) Limited in Singapore or a person registered in the Company’s Register of Shareholders (Members).

(2)	A Shareholder entitled to attend and vote at the Annual General Meeting is entitled to appoint a proxy to attend and vote on his behalf. A proxy need not be a Shareholder of the Company. The instrument appointing a proxy, a form of which is enclosed, must be deposited at the registered office of the Company at 60 Woodlands Industrial Park D, Street 2, Singapore 738406 not less than 48 hours before the time set for the Annual General Meeting or any adjournment thereof. A proxy may be revoked at any time not less than 48 hours before the time set for the Annual General Meeting by the Shareholder submitting a subsequently dated instrument appointing a proxy or at the Annual General Meeting prior to the vote of the resolution by the Shareholder attending the Annual General Meeting and voting in person.

(3)	The Company is subject to the continuing Nasdaq listing rules and applicable U.S. federal securities laws and is not subject to the continuing listing rules of the Singapore Exchange Securities Trading Limited.

BY ORDER OF THE BOARD

LOOI LEE HWA

COMPANY SECRETARY

Singapore
March 28, 2005

For the convenience of those Shareholders who wish to attend the Annual General Meeting and who will not be driving, buses have been arranged to pick up those Shareholders from the City Hall MRT Station and the Marsiling MRT Station on the day of the Annual General Meeting.

For Shareholders who will be boarding the bus at the City Hall MRT Station, please proceed to the bus stand along North Bridge Road, in front of the St. Andrew’s Cathedral. The bus, which will be carrying a sign bearing “Chartered Semiconductor Manufacturing AGM” at the windscreen of the bus, will leave at 10:00 a.m. SHARP. Kindly refer to the location map below.

For Shareholders who will be boarding the bus at the Marsiling MRT Station, please proceed to the bus stand (next to the NTUC supermarket), in front of the Marsiling MRT Station. The bus, which will be carrying a sign bearing “Chartered Semiconductor Manufacturing AGM” at the windscreen of the bus, will leave at 10:30 a.m. SHARP.

The buses will be available to transport Shareholders back to either the City Hall MRT Station or the Marsiling MRT Station after the Annual General Meeting.

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Chartered Semiconductor Manufacturing Ltd (Regn. No.: 198703584-K) www.charteredsemi.com	60 Woodlands Industrial Park D Street 2 Singapore 738406 Tel: (65) 6362 2838 Fax: (65) 6360 4970

PROXY STATEMENT

SEVENTEENTH ANNUAL GENERAL MEETING

To Be Held On April 28, 2005

This Proxy Statement is furnished in connection with the solicitation by the Board of Directors (the “Board”) of Chartered Semiconductor Manufacturing Ltd (the “Company”), a company incorporated in Singapore under the Companies Act, Chapter 50 of Singapore (the “Companies Act”), of proxies for voting at the Company’s Annual General Meeting of Shareholders (the “Annual General Meeting”) to be held in Singapore on Thursday, April 28, 2005 at the registered office of the Company located at 60 Woodlands Industrial Park D, Street 2, Singapore 738406 at 11:00 a.m. (Singapore time), or any adjournments or postponements thereof, for the purposes set out in the accompanying Notice of Annual General Meeting. Shareholders should read this Proxy Statement carefully prior to returning their instruments appointing a proxy or proxies.

This Proxy Statement, the accompanying instrument appointing a proxy or proxies, the Notice of Annual General Meeting and the Company’s 2004 Annual Report to Shareholders (the “Annual Report”) were mailed to Shareholders on or about March 28, 2005.

In this Proxy Statement and the Notice of Annual General Meeting, references to “S$” shall mean Singapore dollars, the legal currency of Singapore and references to “$” shall mean United States dollars (“U.S. dollars”), the legal currency of the United States. This Proxy Statement contains translations of certain Singapore dollar amounts into U.S. dollars as of December 31, 2004, at an exchange rate of S$1.645 = $1.00. These translations should not be construed as a representation that those Singapore dollar or U.S. dollar amounts could have been, or could be, converted to U.S. dollars or Singapore dollars, as the case may be, at any particular rate, the rate stated above, or at all.

Shareholders Entitled to Notice of Annual General Meeting and Vote

The Board has fixed the close of business on February 28, 2005 as the date for determining those holders of ordinary shares, S$0.26 par value per share (“Shareholders”) who will be entitled to receive copies of the Notice of Annual General Meeting and this Proxy Statement and the Annual Report.

A Shareholder is a person whose name appears in the Depository Register of The Central Depository (Pte) Limited (“CDP”) in Singapore or in the Company’s Register of Shareholders (Members). A Shareholder whose name appears on the Depository Register of CDP as at 48 hours before the time set for the Annual General Meeting on April 28, 2005 shall be entitled to vote in person or by proxy at the Annual General Meeting.

As at December 31, 2004, the Company had 2,509,238,524 ordinary shares, S$0.26 par value per share (the “Ordinary Shares”), issued and outstanding.

Proxies

To be effective, the instrument appointing a proxy or proxies, a form of which is enclosed, must be deposited at the registered office of the Company at 60 Woodlands Industrial Park D, Street 2, Singapore 738406 not less than 48 hours before the time set for the Annual General Meeting, or any adjournment thereof. A proxy need not be a Shareholder and Shareholders may appoint any member of the Board, the Company Secretary or any other person as their proxy.

A proxy given pursuant to this solicitation may be revoked by the Shareholder giving it at any time not less than 48 hours before the time set for the Annual General Meeting by the Shareholder submitting a subsequently dated instrument appointing a proxy or at the Annual General Meeting prior to the vote of the resolution by the Shareholder attending the Annual General Meeting and voting in person.

Quorum

The required quorum for transaction of business at the Annual General Meeting is two or more Shareholders holding not less than 33⅓% of the total issued and fully paid Ordinary Shares, present in person or by proxy.

Voting and Solicitation

On a show of hands, every Shareholder present in person or by proxy shall have one vote and on a poll, every Shareholder present in person or by proxy shall have one vote for each Ordinary Share held or represented. A resolution put to the vote of Shareholders at the Annual General Meeting will be decided on a show of hands unless a poll is demanded by the Chairman of the Annual General Meeting or a Shareholder present in person or by proxy and entitled to vote at the Annual General Meeting.

Ordinary Shares represented by a duly executed instrument appointing a proxy or proxies that is deposited with the Company (at least 48 hours before the time set for the Annual General Meeting) will be voted at the Annual General Meeting in accordance with Shareholders’ instructions contained in the instrument. In the absence of specific instructions in the instrument, the proxy or proxies of a Shareholder may vote or abstain as he or they may think fit. On a show of hands, each of the resolutions to be proposed at the Annual General Meeting will be duly passed by the affirmative vote of a simple majority of Shareholders present in person or by proxy and voting at the Annual General Meeting. On a poll, each of the resolutions to be proposed at the Annual General Meeting will be duly passed by the affirmative vote of a simple majority of votes cast at the Annual General Meeting, every Shareholder present in person or by proxy having one vote for each Ordinary Share held or represented.

The entire cost of soliciting proxies will be borne by the Company.

SUMMARY OF PROPOSALS

Shareholders will be requested to vote on the following proposals at the Annual General Meeting:

(1)	Adoption of the Audited Accounts of the Company for the year ended December 31, 2004, including the reports of the Directors and the Auditors;

(2)	Re-election of Directors retiring by rotation and to record the retirement of a Director;

(3)	Re-appointment of Directors pursuant to Section 153(6) of the Companies Act;

(4)	Re-appointment of Auditors and authorization of the Board to fix their remuneration;

(5)	Approval of Directors’ fees for services rendered during the year ended December 31, 2004;

(6)	Increase in authorized share capital; and

(7)	Authorization to the Board to allot and issue shares and securities.

PROPOSAL NO. 1

Adoption of the Audited Accounts of the Company including the Reports of the Directors and Auditors

The Company’s Annual Report for the fiscal year ended December 31, 2004 accompanies this Proxy Statement. The Annual Report includes the Company’s U.S. dollar financial statements prepared in conformity with United States generally accepted accounting principles (“U.S. GAAP”) and the Supplementary Information described hereafter. For the purposes of complying with the Companies Act, the Company has prepared for distribution to Shareholders, supplementary information (the “Supplementary Information”) containing financial information required to be presented under the Companies Act but which is not included in U.S. GAAP financial statements. The financial statements are accompanied by the Auditors’ Reports of KPMG, the Company’s independent auditors.

The Board recommends a vote “FOR” the adoption of the Company’s Audited Accounts for the fiscal year ended December 31, 2004, including the reports of the Directors and Auditors.

PROPOSAL NO. 2(a)

Re-Election of Directors Retiring by Rotation

In accordance with Article 94 of the Articles of Association of the Company, a portion of the Directors shall retire at every annual general meeting of the Shareholders. The number of Directors retiring and eligible to stand for re-election each year varies, but generally is equal to one-third of the Board, with the Directors who have been in office longest since their re-election or appointment standing for re-election. Messrs. Lim Ming Seong, Chia Song Hwee and Dr. Tsugio Makimoto are retiring by rotation at the Annual General Meeting. Being eligible to stand for re-election, Mr. Chia Song Hwee and Dr. Tsugio Makimoto have offered themselves for re-election. The Board believes it is in the best interest of the Company to re-elect them as Directors.

The biographies of Mr. Chia Song Hwee and Dr. Tsugio Makimoto are provided on page 15 and page 16 respectively. A complete listing of all our Directors are provided from page 15 through page 19.

Mr. Lim Ming Seong has indicated his intention to retire at the Annual General Meeting pursuant to Article 94 of the Company’s Articles of Association and has decided not to seek re-election. The Company would like to note the retirement of Mr. Lim as a Director of the Company and to place on record our appreciation to Mr. Lim for his contributions as a Director since 1987.

The Board recommends a vote “FOR” the re-election of each of Mr. Chia Song Hwee and Dr. Tsugio Makimoto to the Board of Directors.

PROPOSAL NO. 3(a) and (b)

Re-Appointment of Directors pursuant to Section 153(6) of the Companies Act

Section 153(1) of the Companies Act provides that, subject to sub-section (6) of Section 153, no person of or over the age of 70 years shall be appointed to act as a director of a public company or of a subsidiary of a public company. Section 153(6) allows the appointment of such a person by the passing of an ordinary resolution by a simple majority of shareholders of the company entitled to vote in person or by proxy at a general meeting of the company. A director appointed pursuant to Section 153(6) of the Companies Act would hold office until the next annual general meeting of the company.

In accordance with Section 153 of the Companies Act, Messrs. Charles E. Thompson and Robert E. La Blanc are offering themselves for re-appointment to the Board. The Board believes it is in the best interest of the Company to re-appoint them as Directors of the Company.

The biographies of Messrs. Charles E. Thompson and Robert E. La Blanc are provided on page 16.

The Board recommends a vote “FOR” the re-appointment of Messrs. Charles E. Thompson and Robert E. La Blanc to the Board of Directors and to hold such office until the next annual general meeting of the Company.

PROPOSAL NO. 4

Re-Appointment of Auditors and Authorization of the Board to fix their Remuneration

The firm of KPMG has served as independent auditors for the Company from the incorporation of the Company in 1987 to the fiscal year ended December 31, 2004. The Board intends to re-appoint KPMG as independent auditors to audit the accounts and records of the Company for the fiscal year ending December 31, 2005 and to perform other appropriate services. The Company expects that a representative from KPMG will be present at the Annual General Meeting. Such representative will have the opportunity to make a statement if he or she so desires and is expected to be available to respond to appropriate questions.

The Board recommends a vote “FOR” the re-appointment of KPMG as the Company’s independent auditors for the fiscal year ending December 31, 2005 and the authorization of the Board to fix their remuneration.

PROPOSAL NO. 5

Approval of Directors’ Fees

In accordance with Article 81 of the Articles of Association of the Company, Shareholders are requested to approve the payment of Directors’ fees of $459,334 for services rendered during the fiscal year ended December 31, 2004. The Directors’ fees for the fiscal year ended December 31, 2004 represent an increase of 7.5% or $32,209 over the Directors’ fees of $427,125 for the fiscal year ended December 31, 2003. The increase in Directors’ fees in 2004 was due to the restoration of a 50% cut in the Directors’ attendance fees in January 2004. The cut in the attendance fees was effected in 2001.

Please see “Item 6, Directors, Senior Management and Employees — Compensation of Directors and Senior Management” set forth in the Form 20-F as filed with the SEC, for a general discussion of the compensation of our Board members.

The Board recommends a vote “FOR” the approval of Directors’ fees of $459,334 for the fiscal year ended December 31, 2004.

PROPOSAL NO. 6

Increase in Authorized Share Capital

The Company is incorporated in the Republic of Singapore and is subject to Singapore Laws. Under the Companies Act, a company may in general meeting, increase its share capital by creating new shares.

Shareholders’ approval is sought to increase the authorized share capital from S$800,000,000.54 divided into 3,076,923,079 Ordinary Shares to S$1,200,000,000.68 divided into 4,615,384,618 Ordinary Shares, by the creation of 1,538,461,539 new Ordinary Shares.

The Board believes that it is advisable and in the best interests of the Company and its Shareholders to have a sufficient number of new Ordinary Shares for issuance in future financing transactions, acquisitions and other proper corporate opportunities and purposes. The proposed increase in authorized share capital is to strengthen the capital base of the Company to position it for future growth. Having additional Ordinary Shares available for issuance in the future would give the Company greater flexibility to pursue corporate opportunities and, subject to the requirements of the Companies Act and the qualification requirements of the Nasdaq National Market (“Nasdaq”), enable it to issue Ordinary Shares without the expense and delay of having to convene an extraordinary general meeting of Shareholders.

The Board recommends a vote “FOR” the increase in the Authorized Share Capital of the Company to S$1,200,000,000.68 divided into 4,615,384,618 Ordinary Shares by the creation of 1,538,461,539 new Ordinary Shares.

PROPOSAL NO. 7(a), (b), (c), (d) and (e)

Authorization to the Board to Allot and Issue Shares and Securities

The Company is incorporated in the Republic of Singapore. Pursuant to the Companies Act, Directors may exercise any power of the Company to issue new Ordinary Shares only with the prior approval of the Shareholders of the Company at a general meeting. Such approval, if granted, is effective from the date of the meeting at which it was given to the conclusion of the next annual general meeting of Shareholders of the Company or the expiration of the period within which the next annual general meeting is required by law to be held, whichever is earlier.

Shareholders’ approval is sought for the issue of new Ordinary Shares during the period from the Annual General Meeting to the next annual general meeting. This approval, if granted, will lapse at the conclusion of the annual general meeting of the Company to be held in 2006 or, if earlier, the expiration of the period within which the next annual general meeting is required by law to be held.

The requirement for Shareholders’ approval under the Companies Act extends to the issue of new Ordinary Shares arising from the conversion, exchange or exercise of other securities, including warrants or options to subscribe for new Ordinary Shares or to purchase from the Company other securities issued or to be issued by the Company, debt securities and securities which are convertible into, exchangeable for, or exercisable for new Ordinary Shares, new Ordinary Shares pursuant to any offers, agreements, options, undertakings, guarantees and/or indemnities to be made, entered into or issued by the Company, as well as new Ordinary Shares to be issued pursuant to the exercise of options under the Company’s Share Option Plan 1999 (the “1999 Option Plan”), the Company’s Employee Share Purchase Plan 2004 (“Chartered ESPP 2004”) and the Share Purchase Plan 2004 for Employees of Silicon Manufacturing Partners Pte Ltd (the “SMP ESPP 2004”).

Shareholders’ approval is sought for the creation and issuance of new securities, including but not limited to warrants, options or other securities convertible into, exchangeable for, or exercisable for, Ordinary Shares, the making, entry into and/or issue of offers, agreements, options, undertakings, guarantees and/or indemnities by the Company which would or might require the issue of Ordinary Shares, and the issuance of Ordinary Shares required or permitted to be allotted and issued on the conversion, exchange or exercise of such securities, pursuant to such offers, agreements, options, undertakings, guarantees and/or indemnities, or upon the exercise of any options under the 1999 Option Plan, Chartered ESPP 2004 and SMP ESPP 2004.

The Board believes that it is advisable and in the best interests of the Company and its Shareholders to have a sufficient number of new Ordinary Shares for issuance in future financing transactions, acquisitions and other proper corporate opportunities and purposes. Having additional Ordinary Shares available for issuance in the future would give the Company greater flexibility to pursue corporate opportunities and, subject to the listing requirements of the Nasdaq, enable it to issue Ordinary Shares without the expense and delay of having to convene an extraordinary general meeting of Shareholders.

The Nasdaq listing requirements mentioned above generally require that the Company obtain Shareholders’ approval prior to, among other things, the issuance of securities in connection with the following:

(i)	where the issuance will result in a change of control of the Company;

(ii)	in connection with certain acquisitions of stock or assets of another company, including where the issuance of Ordinary Shares (or securities convertible into or exercisable for Ordinary Shares) will equal or exceed 20% or more of the outstanding Ordinary Shares prior to such issuance; or

(iii)	in connection with a sale or issuance of Ordinary Shares (other than a public offering), where the sale or issuance of Ordinary Shares (or securities convertible into or exercisable for Ordinary Shares) is at a price less than the greater of book value and market value, and such issuance equals or exceeds 20% of the outstanding Ordinary Shares prior to such issuance.

The Shareholders’ approval that the Company is seeking under this proposal No. 7 to authorize the Directors to issue new Ordinary Shares and securities does not extend to the issue of securities in connection with the above. Before the Company can issue securities in connection with the above, it generally would be required to re-seek Shareholders’ approval under the Nasdaq listing requirements.

In summary, under proposal Nos. 7(a), (b), (c), (d) and (e), Shareholders are requested to authorize the Board to:

a)	allot and issue shares in the capital of the Company pursuant to Section 161 of the Companies Act;

b)	create and issue securities and to allot and issue shares in the capital of the Company in connection therewith pursuant to Section 161 of the Companies Act;

c)	offer and grant options and to allot and issue additional shares in the capital of the Company pursuant to the 1999 Option Plan;

d)	offer and grant purchase rights and to allot and issue additional shares in the capital of the Company pursuant to the Chartered ESPP 2004; and

e)	offer and grant purchase rights and to allot and issue additional shares in the capital of the Company pursuant to the SMP ESPP 2004.

The Board recommends a vote “FOR” each of the resolutions set out under proposal No. 7 as described above and in the Notice of Annual General Meeting.

OTHER BUSINESS

The Board does not presently intend to bring any other business before the Annual General Meeting, and so far as is known to the Board, no matters will be brought before the Annual General Meeting except as is specified in this Proxy Statement. As to any business that may properly come before the Annual General Meeting, however, it is intended that proxies, in the form enclosed, will be voted in respect thereof in accordance with the judgment of those persons voting such proxies.

DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth, as of December 31, 2004, the name, age and position of each Director and member of senior management of our Company.

Name	Age	Position
Board Of Directors (1)
James A. Norling (2) (3) (5)	62	Chairman of the Board
Lim Ming Seong (3) (5)	57	Deputy Chairman of the Board
Chia Song Hwee (2)	42	Director
Sum Soon Lim (3) (4) (5)	61	Director
Robert E. La Blanc (4)	70	Director
Andre Borrel (3) (4) (5)	68	Director
Charles E. Thompson (3) (5)	75	Director
Tsugio Makimoto, PhD	67	Director
Tay Siew Choon (2) (3) (5)	57	Director
Peter Seah Lim Huat (2) (3) (5)	58	Director
Philip Tan Yuen Fah (4)	60	Director

Senior Management (1)
Chia Song Hwee	42	President and Chief Executive Officer
Ang Kay Chai	45	Senior Vice President, Fab Operations
Michael J. Rekuc	55	Senior Vice President, Worldwide Sales and Marketing
Sun Shi-Chung, PhD	57	Senior Vice President, Technology Development
George Thomas	51	Vice President and Chief Financial Officer
Ang Tang Yong	47	Vice President, Quality, Reliability Assurance and Support Operations
Roy Kannan	52	Vice President and Chief Information Officer
Ng Seng Huwi	47	Vice President, Human Resources
Tan Seng Chai	42	Vice President, Strategy Resources

(1)	A portion of our directors (including our President and Chief Executive Officer) are elected at each annual general meeting of shareholders. The number of directors retiring and eligible to stand for re-election each year varies, but generally, it is equal to one-third of the board, with the directors who have been in office longest since their re-election or appointment standing for re-election. Our contracts with senior management and/or directors do not have fixed expiry dates but can be terminated by either party through notice provisions.

(2)	Member of the Executive Committee.

(3)	Member of the Executive Resource and Compensation Committee.

(4)	Member of the Audit Committee.

(5)	Member of the Nominating Committee.

JAMES A. NORLING
James A. Norling has served on our Board of Directors since March 1, 2001 and as our Chairman of the Board since August 1, 2002. Mr. Norling also served as interim Chief Executive Officer from May 2002 to June 2002. He has 37 years of working experience in the electronics industry. Mr. Norling was with Motorola Inc. from 1965 to 2000 holding various positions, including President of the Semiconductor Products Sector in 1986, President of the Europe, Middle East and Africa region in 1993, Deputy to the Chief Executive Officer in 1998 and President of the Personal Communications Sector in 1999 until his retirement. He has previously served as a board member and the Chairman of the Semiconductor Industry Association. Mr. Norling is currently a board member of Harley-Davidson, Inc. Mr. Norling holds a B.Sc and a Masters degree in Electrical Engineering from the University of Illinois.

LIM MING SEONG
Lim Ming Seong has served on our Board of Directors since November 1987 and as our Deputy Chairman of the Board since August 1995. Mr. Lim currently sits on the boards of various companies, including as Deputy Chairman of STATS ChipPAC Ltd (formerly known as ST Assembly Test Services Ltd) and Chairman of CSE Global Ltd. After joining Singapore Technologies Pte Ltd in December 1986, Mr. Lim has held various senior positions in the Singapore Technologies group. Prior to joining Singapore Technologies Pte Ltd, Mr. Lim was with the Ministry of Defence of Singapore. Mr. Lim received his Bachelor of Science (Honors) in Mechanical Engineering from the University of Toronto and his Diploma in Business Administration from the University of Singapore. Mr. Lim also participated in the Advanced Management Programs at INSEAD and Harvard University.

CHIA SONG HWEE
Chia Song Hwee has served on our Board of Directors and as our President and Chief Executive Officer since June 2002. Prior to his appointment, Mr. Chia had served as our Chief Administrative Officer since September 2000, as our Senior Vice President since February 2000 and as our Chief Financial Officer since December 1997. Mr. Chia was our Director of Finance from April 1996 to December 1997. Since joining our Company in 1996, his responsibilities have steadily expanded to include the areas of finance, strategic development, technology alliances and legal. From May 1992 through December 1994, Mr. Chia was Regional Financial Controller (Asia and Middle East) for Anadrill Technical Services, Inc. From January 1995 to April 1996, Mr. Chia was Regional Controller (Asia, Australia and Middle East) for Sedco Forex Technical Services, Inc. Mr. Chia received his Bachelor of Business (Accountancy), with distinction, from Edith Cowan University, Australia and is a member of CPA Australia.

SUM SOON LIM
Sum Soon Lim has served on our Board of Directors since February 1994. He is currently a corporate adviser to Temasek Holdings (Private) Limited. Prior to the cessation of operations of Singapore Technologies Pte Ltd on December 31, 2004, Mr. Sum was also a corporate adviser to Singapore Technologies Pte Ltd. Mr. Sum had worked with the Singapore Economic Development Board, DBS Bank, J.P. Morgan Inc., Overseas Union Bank Ltd and Nuri Holdings (S) Pte Ltd, a private investment holding company. He is also a member of the Securities Industry Council. Mr. Sum currently also sits on the board of various companies, including CapitaLand Ltd, Singapore Health Services Pte Ltd, Singapore Technologies Telemedia Pte Ltd and Singapore Press Holdings Ltd. He is also a Commissioner in P.T. Indonesian Satellite Corporation. Mr. Sum received his B.Sc (Honors) in Production Engineering from the University of Nottingham, England.

ROBERT E. LA BLANC
Robert E. La Blanc has served on our Board of Directors since May 1998 and is the President of Robert E. La Blanc Associates, Inc., an information technologies consulting and investment banking firm. From 1979 to 1981, Mr. La Blanc was Vice Chairman of Continental Telecom, Inc. and from 1969 to 1979, a General Partner of Salomon Brothers Inc. Mr. La Blanc has also held various senior positions within companies in the telecommunications industry including AT&T, Bell Telephone Laboratories and New York Telephone Company. Mr. La Blanc received his B.E.E. from Manhattan College and his MBA from New York University. Mr. La Blanc also is a graduate of the Operating Engineers Program at Bell Telephone Laboratories and the USAF Communications Officers School.

ANDRE BORREL
Andre Borrel has served on our Board of Directors since July 1998 and is currently working as a consultant in the semiconductor industry. Prior to joining our Board of Directors, Mr. Borrel was Senior Vice President and General Manager of Communications, Power and Signal Technology Group at Motorola Inc. Mr. Borrel is also an Officer of the French National Order of Merit and holds a Master Degree in Electronics from “Ecole Nationale Superieure des Telecommunications” in Paris, France.

CHARLES E. THOMPSON
Charles E. Thompson has served on our Board of Directors since September 1998 and is currently working as a consultant in the information technology/semiconductor technology industry. From 1973 to 1996, Mr. Thompson was World Marketing Senior Vice President at Motorola Inc. Prior thereto, Mr. Thompson was Computer Department Sales Director at General Electric. Mr. Thompson received his Bachelor of Science in Mathematics from the University of Washington.

TSUGIO MAKIMOTO, PhD
Tsugio Makimoto has served on our Board of Directors since September 1999 and has more than 40 years of working experience in the semiconductor industry. He is currently a corporate adviser to Sony Corporation or Sony. Prior to joining Sony, Dr. Makimoto has worked for Hitachi Ltd since 1959 where he has held various senior positions, including Executive Managing Director in 1993, Senior Executive Managing Director in 1997 and Corporate Chief Technologist since 1998. Dr. Makimoto was an auditor of Hitachi Chemical Corporation from 2000 to 2003. He was also nominated a Fellow of the Institute of Electrical and Electronics Engineers, Inc. in 1997. Dr. Makimoto was also a visiting professor at Toyo University (1999-2001).

TAY SIEW CHOON
Tay Siew Choon has served on our Board of Directors since July 2001. Mr. Tay was formerly a corporate advisor to Singapore Technologies Pte Ltd which ceased operations on December 31, 2004. Prior to that, he was Managing Director and Chief Operating Officer in Singapore Technologies Pte Ltd. From 1998 to 2000, Mr. Tay was the Managing Director and Deputy Chief Executive Officer of SembCorp Industries Ltd and has held various senior positions in Singapore Technologies Industrial Corporation Ltd. Mr. Tay currently also sits on the board of various companies including STATS ChipPAC Ltd (formerly known as ST Assembly Test Services Ltd), ST Telemedia Pte Ltd, SNP-LeeFung Holdings Limited, Straco Corporation Limited and Pan-United Corporation Ltd. He is currently Chairman of SNP Corporation Ltd and Deputy Chairman of Green Dot Capital Pte Ltd, a wholly owned subsidiary of Temasek Holdings (Private) Limited. Mr. Tay received his Bachelor of Engineering (Electrical) (Honors) Degree from Auckland University and his Masters of Science in Systems Engineering from the former University of Singapore (now National University of Singapore).

PETER SEAH LIM HUAT
Peter Seah has served on our Board of Directors since January 2002. Mr. Seah is currently a member of the Temasek Advisory Panel. Prior to the cessation of operations of Singapore Technologies Pte Ltd on December 31, 2004, Mr. Seah was the President and Chief Executive Officer of Singapore Technologies Pte Ltd. Before joining Singapore Technologies Pte Ltd, he was a banker for 32 years, 22 of which were with the Overseas Union Bank Ltd and before that with Citibank. He retired from his position as Vice Chairman and CEO at Overseas Union Bank Ltd in September 2001. Mr. Seah currently sits on the board of various companies including SembCorp Industries Ltd, CapitaLand Ltd, ST Engineering Ltd and STATS ChipPAC Ltd (formerly known as ST Assembly Test Services Ltd). Mr. Seah graduated from the University of Singapore in 1968 with an honors degree in Business Administration. For his public service, he was awarded the Public Service Medal (1995) as well as the Public Service Star (1999) by the Singapore Government.

PHILIP TAN YUEN FAH
Philip Tan has served on our Board of Directors and as our Chairman of the Audit Committee since October 2003. He is currently an independent consultant and also sits on the board of companies such as Overseas Union Insurance Ltd and Singapore Food Industries Ltd. Mr. Tan is a veteran in the banking and financial industry. He retired in 2002 from Overseas Union Bank Ltd after holding various positions since joining the company in 1979. Mr. Tan holds a Bachelor of Accountancy from the University of Singapore and a Bachelor of Law from the University of Wolverhampton, UK. In addition, Mr. Tan also holds a graduate diploma in Business Administration from the Manchester Business School, UK. He is a Certified Public Accountant and a member of the Accounting Standards Committee of the Institute of Certified Public Accountants of Singapore. He is also a Chartered Management Accountant of the Chartered Institute of Management Accountants of UK and a Fellow of CPA (Australia).

ANG KAY CHAI
Ang Kay Chai has served as our Senior Vice President, Fab Operations, since September 2002. Mr. Ang is responsible for manufacturing strategy and operational excellence across all of Chartered’s fabs. Mr. Ang returned to Chartered after spending four years at Silterra Malaysia Sdn, Bhd., where he was responsible for fab operations. There, he led teams in technology partner selection, green field fab startup, transfer of 0.25um and 0.18um technology and development of foundry-compatible process capabilities. Prior to that, Mr. Ang spent nine years at Chartered where he led the initial conception, development and ramp of Fab 2 and Fab 3. Mr. Ang first joined Chartered in 1989 and was one of the pioneers on Chartered’s Fab 1 team. Mr. Ang holds a Master of Science degree in Engineering from the University of Texas and a Bachelor of Engineering degree from the National University of Taiwan.

MICHAEL J. REKUC
Michael J. Rekuc has served as our Senior Vice President, Worldwide Sales and Marketing since August 2003. He has the overall responsibility for global sales, marketing and services, customer support and regional business operations. From January 1999 to July 2003, Mr. Rekuc served as our President of our Americas operations. Mr. Rekuc brings nearly 30 years of electronics and semiconductor industry experience. From 1976 until joining Chartered in January 1999, Mr. Rekuc held sales, management and director positions in the semiconductor product sector of Motorola Inc. His last few positions at Motorola Inc. included worldwide responsibilities as global sales director for wireless subscriber systems and a 2-year role as vice president and sales director for PC, computing and peripherals. Mr. Rekuc holds a BSEE from Lawrence University of Michigan.

SUN SHI-CHUNG, PhD
Sun Shi-Chung has served as our Senior Vice President, Technology Development since December 2001. Dr. Sun has the overall responsibility for technology development and execution according to the competitive technology roadmap. Dr. Sun has more than 29 years of experience in the semiconductor industry. He joined us from Promos Technologies in Taiwan, where he was the head of research and development. During his career, he has held various positions with TSMC, Advanced Micro Devices Inc., Catalyst Semiconductor, Hewlett-Packard and AT & T Bell Labs. Dr. Sun received his PhD in electrical engineering from Stanford University, his M.S. in electrical engineering from the State University of New York and his B.S. in electrical engineering from National Cheng Kung University in Taiwan. Dr. Sun has been awarded several U.S. patents with several more pending, and his work has been featured in more than 100 technical publications.

GEORGE THOMAS
George Thomas has served as our Vice President and Chief Financial Officer since June 2002 and has overall responsibility for our Company’s finance, investor relations and legal functions. From September 2000 to June 2002, Mr. Thomas served as Vice President, Finance. He joined our Company in May 2000 as Group Controller. Mr. Thomas began his Finance/Accounting career with Canadian Met-Chem, a subsidiary of U.S. Steel Corporation as Internal Auditor and Senior Accounts Executive in 1978. From June 1983 to April 2000, he held various positions at Schlumberger’s Sedco Forex Division, including Controller, Operations-Worldwide, Regional Controller, Asia & Australia, Controller, Indonesia Operations, and Finance Manager of Arabian Drilling Company, a joint venture between Schlumberger and Petromin. He has served on the Board of Directors of Chartered Silicon Partners Pte Ltd since April 2001 and the Board of Directors of Silicon Manufacturing Partners Pte Ltd as an alternate director since July 2003. Mr. Thomas received his Bachelor Degree in Commerce and in General Law. He is also a member of the Institute of Chartered Accountants of India.

ANG TANG YONG
Ang Tang Yong has served as our Vice President, Quality, Reliability Assurance and Support Operations since July 2002 and has overall responsibility for facilities, supply management and quality assurance. Mr. Ang first joined our Company in 1993 as Facilities Director and during the next seven years served consecutively as Vice President and Operations Manager of our Fab 1, General Manager of Silicon Manufacturing Partners Pte Ltd, and as General Manager of Chartered Silicon Partners Pte Ltd. Mr. Ang has more than 20 years of working experience in the semiconductor industry. Prior to joining our Company, Mr. Ang held positions in the United States and Singapore with AT&T, Hitachi and Texas Instruments. From March 2001 to July 2002, he was president of Ellipsiz, a provider of semiconductor engineering and manufacturing services, headquartered in Singapore. Mr. Ang received a diploma in electrical engineering from Singapore Polytechnic and a master’s degree in business administration from the State University of New York.

ROY KANNAN
Roy Kannan has served as our Vice President and Chief Information Officer (CIO) since September 2003. Mr. Kannan is responsible for our global information technology organization and for driving our Company’s strategic initiative to extend a virtual business systems network for supporting the business systems network for supporting the business requirements of customers, partners, suppliers and employees. He joined us from the RGM group, a multi-divisional conglomerate, where he was the CIO. His responsibilities included the revamp of the Company’s data, voice, network and security infrastructure, as well as the management of information systems (IS) operations and data centers. During Mr. Kannan’s more than 20 years of experience in the IS industry, he has held senior positions at leading IS solutions companies such as Compaq, Mastek, Digital Equipment and Patni. Mr. Kannan holds a Bachelor of Chemical Engineering Degree from the Indian Institute of Technology, Madras, and a post-graduate diploma in management from the Indian Institute of Management, Ahmedabad.

NG SENG HUWI
Ng Seng Huwi has served as our Vice President, Human Resources since July 2003. Mr. Ng is responsible for the overall development and implementation of policies and processes in our Company’s human resources management system. Mr. Ng brings with him extensive work experience in a number of large multi-national companies. He joined us from Praxair Inc., where he was vice president of Asia Human Resources with responsibilities that included ensuring organizational effectiveness, improving productivity and managing performance. During his 23-year professional career, Mr. Ng has lived and worked around the world, holding a variety of human resources, engineering and operations positions in global companies, including Schlumberger, Unilever and ICI. Mr. Ng holds a Bachelor of Engineering (Honors) from the University of Aberdeen in Scotland and an MBA from the University of Sheffield, England.

TAN SENG CHAI
Tan Seng Chai has served as our Vice President, Strategy Resources since July 2003. Mr. Tan has overall responsibility for the coordination of Chartered’s long-term strategic initiatives and serves as the liaison with the management team, as well as the external communication teams. Prior to his appointment, Mr. Tan served as our Vice President, Human Resources from July 1999 to July 2003. He joined our Company in April 1996 as a human resource manager. Mr. Tan has more than 17 years of experience in the semiconductor industry. He began his career at National Semiconductor in 1987 where he held various positions in engineering, production and human resource management. Mr. Tan later joined Creative Technology Ltd in 1994 and prior to joining our Company, he was Creative Technology Ltd’s Senior Manager, Human Resource. Mr. Tan holds a Bachelor of Engineering (Hons) from the National University of Singapore in 1987 and a M.Sc (Industrial and System Eng) from the National University of Singapore in 1991.

COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT

The aggregate compensation we paid to or accrued for all of our directors and senior management for services rendered to us and our subsidiaries during the fiscal years ended December 31, 2003 and December 31, 2004 were approximately $3.0 million and $3.4 million respectively. The increase in the aggregate compensation in 2004 was mainly due to the increase in senior management’s salary as a result of the restoration of their pay cut in January 2004. The pay cut was effected in June 2002. We also provide our directors and our senior management with customary director or senior management insurance, as appropriate.

The table below sets out the compensation paid to our directors during the fiscal year ended December 31, 2004:

	Salary(1)	Bonus (2)	Others (3)	Director’s Fees (4)	Total
	(in $ thousands)
James A. Norling	—	—	—	85	85
Lim Ming Seong	—	—	—	45	45
Chia Song Hwee	416	—	29	—	445
Sum Soon Lim	—	—	—	40	40
Robert E. La Blanc	—	—	—	45	45
Andre Borrel	—	—	—	53	53
Charles E. Thompson	—	—	—	45	45
Tsugio Makimoto	—	—	—	35	35
Tay Siew Choon	—	—	—	39	39
Peter Seah Lim Huat	—	—	—	35	35
Philip Tan Yuen Fah	—	—	—	38	38

Total as of December 31, 2004	416	—	29	460	905

Total as of December 31, 2003	295	11	34	431	771

(1)	Base salary (inclusive of employers’ Central Provident Fund (CPF)). The increase in Mr. Chia Song Hwee’s salary in 2004 was due to the restoration of a 30% pay cut in January 2004. The pay cut was effected in June 2002.

(2)	Economic Value Added (EVA) (inclusive of employers’ CPF).

(3)	Allowances (inclusive of employers’ CPF) and others.

(4)	The increase in Directors’ fees in 2004 was due to the restoration of a 50% cut in the Directors’ attendance fees in January 2004. The cut in the attendance fees was effected in 2001.

During 2004, we also granted options to purchase 4,855,000 Ordinary Shares to our directors and senior management. These options were granted under our 1999 Option Plan. The exercise prices of these options range from S$1.02 to S$1.70. The expiration dates of these options range from February 27, 2009 to July 30, 2014, subject to annual vesting requirements.

In 2004, except for a quarterly bonus paid in the first quarter of 2004 relating to the performance of fourth quarter of 2003, no other bonus was paid or accrued to our senior management. Our President and Chief Executive Officer does not have a guaranteed minimum annual bonus. None of our directors receive benefits upon termination of their appointment in their capacity as directors.

BOARD PRACTICES AND BOARD COMPOSITION

Our Articles of Association set the minimum number of directors at two. As of December 31, 2004, we have 11 directors. A portion of our directors (including our President and Chief Executive Officer) are re-elected at each annual general meeting of shareholders. The number of directors retiring and eligible to stand for re-election each year varies, but generally it is equal to one-third of the board, with the directors who have been in office longest since their re-election or appointment standing for re-election. Mr. Lim Ming Seong, our Deputy Chairman of the Board will be retiring at the annual general meeting of shareholders to be held on April 28, 2005 and will not be seeking re-election.

As of December 31, 2004, Temasek Holdings (Private) Limited (“Temasek”), through its affiliate, beneficially owns 60.19% of our outstanding Ordinary Shares. As such, it is able to control actions over many matters requiring approval by our shareholders, including the election of directors.

Under the Nasdaq rules, companies that satisfy the definition of a “Controlled Company” may be exempt from certain regulatory requirements. The regulatory requirements which a “Controlled Company” is exempt from include:

(i)	the requirement that the majority of Board members must be independent;

(ii)	the requirement that the compensation committee must be comprised solely of independent directors, or that compensation of our senior management must be made by a majority of the independent directors on the full Board; and

(iii)	the requirement that the nomination committee must be comprised solely of independent directors or that nominations must be made by a majority of the independent directors on the full Board.

A “Controlled Company” is defined as a company of which more than 50% of the voting power is held by an individual, group or another company. As Singapore Technologies Pte Ltd (“Singapore Technologies”) (prior to December 31, 2004) and Temasek (with effect from December 31, 2004) through its affiliate owns more than 50% of our outstanding Ordinary Shares, our Company falls under the definition of “Controlled Company” and our Board has resolved to rely on the exemption for a “Controlled Company” as provided under the Nasdaq rules. However, our Board may from time to time review this decision.

In addition, the current Nasdaq rules require that our Audit Committee be comprised solely of independent directors. Although one of our Audit Committee members does not qualify as an independent director under the Nasdaq rules, we are currently exempt from this requirement pursuant to an exemption we previously received from Nasdaq. In the event we are no longer able to rely on this exemption in the future, we anticipate that we would rely on the Nasdaq rule which permits one non-independent director to be appointed to the Audit Committee for a period of up to two years if the Board makes a determination that, under exceptional and limited circumstances, the director’s membership on the committee is in the best interests of the company and its shareholders.

The Board of Directors held 4 meetings during the fiscal year ended December 31, 2004, all of which were regularly scheduled meetings. The Board of Directors also held meetings without senior management in regular sessions which are generally held immediately after a regularly scheduled Board meeting.

COMMITTEES OF THE BOARD OF DIRECTORS

(a) Executive Committee

The Executive Committee of our Board of Directors was established to enable our Board to delegate some of its powers and functions regarding the governing of the affairs of the Company and its subsidiaries to the Executive Committee in order to facilitate timely decision-making processes within the limits of authority as determined by our Board. The members of the Executive Committee are Messrs. James A. Norling (chairman), Peter Seah Lim Huat, Tay Siew Choon and Chia Song Hwee. The Executive Committee held 4 meetings during the fiscal year ended December 31, 2004.

(b) Audit Committee

The Audit Committee of our Board of Directors consists of four members. The Audit Committee reviews, acts on and reports to the Board of Directors regarding various auditing and accounting matters. In particular, the Audit Committee reviews the financial statements of our Company, the scope and results of annual audits (both internal and external), the recommendation of our independent auditors and the response of our Company’s management to both the internal and external audits. The Audit Committee meets up at least once a year with the external and internal auditors without the presence of management. It also oversees related party transactions, including all material transactions between us and the Singapore Technologies group (prior to December 31, 2004) and Temasek group (with effect from December 31, 2004). In December 2004, the Audit Committee adopted a Whistleblower Programme to encourage ethical conduct and facilitate disclosures. In addition, the Audit Committee has also established a Business Ethics and Review Committee to implement and administer our Company’s policies on ethical conduct and to receive, retain, investigate and act on complaints and concerns of employees regarding violations of our Company’s human resource policies addressing employee business practices and code of ethics.

The members of the Audit Committee are Messrs. Philip Tan Yuen Fah (chairman), Sum Soon Lim, Robert E. La Blanc and Andre Borrel. The Audit Committee held 7 meetings during the fiscal year ended December 31, 2004.

(c) Executive Resource and Compensation Committee

The Executive Resource and Compensation Committee, or the ERCC, of our Board of Directors oversees executive compensation and development in our Company with the goal of building capable and committed management teams through competitive compensation, focused management and progressive policies which can attract, motivate and retain a pool of talented executives to meet our current and future growth plans. The ERCC establishes compensation policies for key executives, approves salary reviews, bonuses and incentives for key executives, approves share incentives, including share options and share ownership for executives, approves key appointments and reviews succession plans for key positions, and oversees the development of key executives and talented executives.

The members of the ERCC are Messrs. Peter Seah Lim Huat (chairman), James A. Norling, Andre Borrel, Lim Ming Seong, Charles E. Thompson, Sum Soon Lim and Tay Siew Choon. The ERCC held 4 meetings during the fiscal year ended December 31, 2004.

(d) Nominating Committee

The Nominating Committee, or the NC, of our Board of Directors was established primarily to support and advise the Company in ensuring that the Board of the Company is comprised of individuals who are best able to discharge their responsibilities as directors having regard to the law and the highest standards of governance. The NC is responsible for recommending suitable candidates to the Board for election as directors of the Company focusing, in particular, on candidates who can add value to the management through their contributions in the relevant strategic business areas and who collectively will result in a strong and diverse board. The members of the NC are Messrs. Peter Seah Lim Huat (chairman), James A. Norling, Andre Borrel, Lim Ming Seong, Charles E. Thompson, Sum Soon Lim and Tay Siew Choon. The NC held 4 meetings during the fiscal year ended December 31, 2004.

(e) Budget Committee

We dissolved our Budget Committee on April 29, 2004 as most of its functions had been taken over by the other committees. Prior to its dissolution, the Budget Committee of our Board of Directors was responsible for reviewing our annual budget and our quarterly financial performance in relation to our budget as well as our capital spending and financial plans. The members of the Budget Committee were Messrs. Andre Borrel (chairman), Lim Ming Seong, Sum Soon Lim and Tay Siew Choon.

Related Transactions With Our Directors

Mr. Peter Seah Lim Huat is a member of the Temasek Advisory Panel and Mr. Sum Soon Lim is a corporate adviser to Temasek.

SHARE OWNERSHIP FOR DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our Ordinary Shares for each of our directors and our president and chief executive officer and all of our directors and senior management as a group as of December 31, 2004, based on an aggregate of 2,509,238,524 Ordinary Shares outstanding as of such date.

	Ordinary Shares (1)
	Beneficially Owned (2)
Directors	Number
James A. Norling	1,662,631	Please see Note (4) below
Lim Ming Seong	414,436
Chia Song Hwee	3,467,041
Sum Soon Lim	997,490
Robert E. La Blanc	432,964
Andre Borrel	646,800
Charles E. Thompson	488,792
Tsugio Makimoto	326,546
Tay Siew Choon	454,073
Peter Seah Lim Huat	240,330
Philip Tan Yuen Fah	85,000
All directors and senior management(3) as a group (19 persons)	14,288,625

(1)	The number of Ordinary Shares listed in this table includes Ordinary Shares held directly or in the form of American Depositary Shares, or ADSs.

(2)	Gives effect to the Ordinary Shares issuable within 60 days from December 31, 2004 upon the exercise of all options and other rights beneficially owned by the indicated shareholders on that date. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to Ordinary Shares. Except for 36,000 shares held by James A. Norling and 120,020 shares held by Michael J. Rekuc which are jointly held, the persons named in the table have sole voting and sole investment control with respect to all Ordinary Shares beneficially owned.

(3)	None of our directors or senior management individually owns 1% or more of our outstanding shares.

(4)	Less than 1% of our outstanding shares.

SHARE OPTIONS FOR DIRECTORS

The following table contains information pertaining to share options held by directors as of
December 31, 2004.

	As of December 31, 2004		Exercise price S$	Exercise period
James A. Norling	58,609		4.05	28/03/2002 to 28/03/2006
	58,609		4.26	15/08/2002 to 15/08/2006
	58,609		3.46	22/02/2003 to 22/02/2007
	1,172,195		3.88	01/05/2002 to 01/05/2012
	58,609		1.86	30/08/2003 to 30/08/2007
	50,000		0.72	28/02/2004 to 28/02/2008
	60,000		1.10	29/08/2004 to 29/08/2008
	110,000	+	1.70	27/02/2005 to 27/02/2009

Lim Ming Seong	58,609		4.05	28/03/2002 to 28/03/2006
	58,609		4.26	15/08/2002 to 15/08/2006
	58,609		3.46	22/02/2003 to 22/02/2007
	58,609		1.86	30/08/2003 to 30/08/2007
	45,000		0.72	28/02/2004 to 28/02/2008
	45,000		1.10	29/08/2004 to 29/08/2008
	90,000	+	1.70	27/02/2005 to 27/02/2009

Chia Song Hwee	10,467		1.18	28/10/1997 to 28/10/2006
	20,935		1.00	28/11/1998 to 28/11/2007
	61,704		0.80	30/11/1998 to 29/11/2008
	26,444		0.80	30/04/1999 to 29/04/2009
	234,439		2.86	29/10/1999 to 29/10/2009
	70,331		2.86	29/04/2000 to 29/10/2009
	410,268		14.24	06/04/2001 to 06/04/2010
	527,487		10.12	03/10/2001 to 03/10/2010
	263,743		4.05	28/03/2002 to 28/03/2011
	263,743		4.26	15/08/2002 to 15/08/2011
	234,439		3.46	22/02/2003 to 22/02/2012
	2,344,391		1.86	30/08/2003 to 30/08/2012
	300,000		0.72	28/02/2004 to 28/02/2013
	700,000		1.10	29/08/2004 to 29/08/2013
	1,000,000	+	1.70	27/02/2005 to 27/02/2014
	220,000	+	1.02	30/07/2004 to 30/07/2014

Sum Soon Lim	93,775		14.24	06/04/2001 to 06/04/2005
	93,775		10.12	03/10/2001 to 03/10/2005
	46,887		4.05	28/03/2002 to 28/03/2006
	46,887		4.26	15/08/2002 to 15/08/2006
	46,887		3.46	22/02/2003 to 22/02/2007
	46,887		1.86	30/08/2003 to 30/08/2007
	25,000		0.72	28/02/2004 to 28/02/2008
	35,000		1.10	29/08/2004 to 29/08/2008
	60,000	+	1.70	27/02/2005 to 27/02/2009

Robert E. La Blanc	23,443		14.24	06/04/2001 to 06/04/2005
	58,609		10.12	03/10/2001 to 03/10/2005
	29,304		4.05	28/03/2002 to 28/03/2006
	29,304		4.26	15/08/2002 to 15/08/2006
	29,304		3.46	22/02/2003 to 22/02/2007
	29,304		1.86	30/08/2003 to 30/08/2007
	25,000		0.72	28/02/2004 to 28/02/2008
	35,000		1.10	29/08/2004 to 29/08/2008
	60,000	+	1.70	27/02/2005 to 27/02/2009

	As of December 31, 2004		Exercise price S$	Exercise period
Andre Borrel	93,775		14.24	06/04/2001 to 06/04/2005
	93,775		10.12	03/10/2001 to 03/10/2005
	46,887		4.05	28/03/2002 to 28/03/2006
	46,887		4.26	15/08/2002 to 15/08/2006
	46,887		3.46	22/02/2003 to 22/02/2007
	46,887		1.86	30/08/2003 to 30/08/2007
	40,000		0.72	28/02/2004 to 28/02/2008
	45,000		1.10	29/08/2004 to 29/08/2008
	85,000	+	1.70	27/02/2005 to 27/02/2009

Charles E. Thompson	58,609		14.24	06/04/2001 to 06/04/2005
	58,609		10.12	03/10/2001 to 03/10/2005
	29,304		4.05	28/03/2002 to 28/03/2006
	29,304		4.26	15/08/2002 to 15/08/2006
	29,304		3.46	22/02/2003 to 22/02/2007
	29,304		1.86	30/08/2003 to 30/08/2007
	25,000		0.72	28/02/2004 to 28/02/2008
	35,000		1.10	29/08/2004 to 29/08/2008
	60,000	+	1.70	27/02/2005 to 27/02/2009

Tsugio Makimoto	11,721		14.24	06/04/2001 to 06/04/2005
	58,609		10.12	03/10/2001 to 03/10/2005
	29,304		4.05	28/03/2002 to 28/03/2006
	29,304		4.26	15/08/2002 to 15/08/2006
	29,304		3.46	22/02/2003 to 22/02/2007
	29,304		1.86	30/08/2003 to 30/08/2007
	25,000		0.72	28/02/2004 to 28/02/2008
	35,000		1.10	29/08/2004 to 29/08/2008
	60,000	+	1.70	27/02/2005 to 27/02/2009

Peter Seah Lim Huat	23,443		3.46	22/02/2003 to 22/02/2007
	46,887		1.86	30/08/2003 to 30/08/2007
	40,000		0.72	28/02/2004 to 28/02/2008
	45,000		1.10	29/08/2004 to 29/08/2008
	85,000	+	1.70	27/02/2005 to 27/02/2009

Tay Siew Choon	23,443		4.26	15/08/2002 to 15/08/2006
	29,304		3.46	22/02/2003 to 22/02/2007
	234,439		3.88	01/05/2002 to 01/05/2007
	46,887		1.86	30/08/2003 to 30/08/2007
	25,000		0.72	28/02/2004 to 28/02/2008
	35,000		1.10	29/08/2004 to 29/08/2008
	60,000	+	1.70	27/02/2005 to 27/02/2009

Philip Tan Yuen Fah	85,000	+	1.70	27/02/2005 to 27/02/2009

     + Options that were granted in 2004.

EMPLOYEE BENEFIT PLANS

Share Option Plan 1999

On March 30, 1999, we adopted our Share Option Plan 1999 (“1999 Option Plan”). The purpose of the plan is to put our Company in a competitive position as an employer. Options granted under the 1999 Option Plan may be non-statutory options or incentive stock options intended to qualify under Section 422 of the U.S. Internal Revenue Code.

The 1999 Option Plan is administered by the ERCC. Our employees, employees of SMP, our outside directors and consultants are eligible to receive option grants subject to certain exceptions as provided in the 1999 Option Plan. An individual who owns more than 10% of the total combined voting power of all classes of our outstanding shares is not eligible for the grant of options unless:

–	the exercise price of the option is at least 110% of the fair market value of a share on the date of grant; and

–	in the case of an incentive stock option, such option by its terms is not exercisable after the expiration of five years from the date of grant.

The aggregate number of shares that may be issued under the 1999 Option Plan and under any other share incentive and option schemes or agreements may not exceed 227,647,883 shares, as adjusted from 197,160,000 to give effect to the October 2002 Rights Offering.

If an outstanding option expires for any reason or is cancelled or otherwise terminated, the shares allocable to the unexercised portion of such option will again be available for the purposes of the plan and all other share incentive and option schemes approved by the ERCC. The exercise price of an incentive stock option shall not be less than 100% of the fair market value of a share on the date of grant. In no event will the exercise price for an option be below par value.

The exercisability of options outstanding under the 1999 Option Plan may be fully or partially accelerated under certain circumstances such as a change in control of our Company, as defined in the 1999 Option Plan.

Each grant under the 1999 Option Plan is evidenced by a share option agreement and the term of options granted may not exceed 10 years from the date of grant. If the optionee’s service with us is terminated, the optionee’s outstanding options, to the extent then exercisable, remain exercisable for a specified period (which is based on the reason for the termination) following the date of termination. All options which are not exercisable at the date of termination lapse when the optionee’s service terminates.

As of December 31, 2004, options to purchase 112,654,252 Ordinary Shares were issued and outstanding under our 1999 Option Plan, of which 21,157,751 were held by our directors and senior management. The exercise prices of these outstanding options range from S$0.72 to S$14.24 and the expiration dates of these options range from April 6, 2005 to July 30, 2014.

The 1999 Option Plan will terminate automatically on January 28, 2009, ten years after the date on which the Board adopted the 1999 Option Plan. The ERCC may amend, suspend or terminate the 1999 Option Plan at any time and for any reason, provided that any amendment which increases the number of shares available for issuance under the 1999 Option Plan, or which materially changes the class of persons who are eligible for the grant of incentive share options, will be subject to the approval of our shareholders.

Employee Share Purchase Plans

In May 2001, we implemented a Chartered Employee Share Purchase Plan 2001 (the “Chartered ESPP 2001”) and a Share Purchase Plan for Employees of Silicon Manufacturing Partners Pte Ltd (the “SMP ESPP 2001”). The purpose of the plans was to put our respective companies in a competitive position as an employer. Employees purchase shares from our respective companies through payroll deductions.

The aggregate number of shares that were available for purchase under the Chartered ESPP 2001 and the SMP ESPP 2001, was an aggregate number of 11,721,955 shares.

All available shares under the Chartered ESPP 2001 and the SMP ESPP 2001 were issued and allotted by the end of February 2004, and as a result, both the Chartered ESPP 2001 and the SMP ESPP 2001 were terminated.

A new Chartered Employee Share Purchase Plan (the “Chartered ESPP 2004”) and a new Share Purchase Plan for employees of Silicon Manufacturing Partners Pte Ltd (the “SMP ESPP 2004”) were approved by shareholders at our last Annual General Meeting held on April 29, 2004. The aggregate number of shares that are available for purchase under the Chartered ESPP 2004 and the SMP ESPP 2004, is an aggregate number of 30,000,000 shares with a limit of 3,000,000 shares per calendar year (and a limit of 1,500,000 shares per offering period). The first offering period of the new Chartered ESPP 2004 and the SMP ESPP 2004 commenced on September 1, 2004 and ended on February 28, 2005. A total of 1,496,640 shares were issued on March 2, 2005 during this first offering period.

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EQUITY COMPENSATION PLAN INFORMATION AS OF DECEMBER 31, 2004

(c) Number of securities
remaining available for
	(a) Number of securities		(b)Weighted-average		future issuance under
	to be issued upon exercise		exercise price of		equity compensation plans
	of outstanding options,		outstanding options,		(excluding securities in
Plan Category	warrants and rights		warrants and rights		column (a)
Equity compensation plans approved by shareholders	112,654,252		$2.36		123,144,753
Equity compensation plans not approved by shareholders	N.A.	*	N.A.	*	N.A.	*
Total	112,654,252		$2.36		123,144,753

*  Note: The company does not have any equity compensation plans which have not been approved by shareholders

MAJOR SHAREHOLDERS

The following table sets forth certain information with respect to each person or group of affiliated persons who is known by us to beneficially own 5% or more of our Ordinary Shares as of December 31, 2004 based on an aggregate of 2,509,238,524 Ordinary Shares outstanding as of such date:

	Ordinary Shares(1)
	Beneficially Owned(2)
Shareholders Holding 5% Or More(3)	Number	Percentage
Singapore Technologies Semiconductors Pte Ltd	1,510,324,883	60.19%

(1)	The number of Ordinary Shares listed in this table includes Ordinary Shares held directly or in the form of ADSs.

(2)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to Ordinary Shares. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all Ordinary Shares beneficially owned.

(3)	Singapore Technologies Semiconductors Pte Ltd, or ST Semiconductors, is a wholly-owned subsidiary of Temasek. Temasek may be therefore deemed to beneficially own the shares owned by ST Semiconductors, because it is the parent company of ST Semiconductors.

Our Company is majority owned by ST Semiconductors. On December 31, 2004, Temasek, as part of the rationalization plan to manage Temasek’s capital structure more efficiently, acquired all of Singapore Technologies’ interest in our Company (“ST Restructuring”). Prior to the ST Restructuring, ST Semiconductors was a wholly owned subsidiary of Singapore Technologies and as such, Singapore Technologies was deemed to beneficially own the shares owned by ST Semiconductors, because it was the parent company of ST Semiconductors.

However, pursuant to the ST Restructuring and Temasek’s acquisition of all of Singapore Technologies’ shareholdings in ST Semiconductors, Singapore Technologies has ceased to be the parent company of ST Semiconductors and accordingly, Singapore Technologies no longer has any deemed interest in our Company. Singapore Technologies has ceased to be a substantial shareholder of our Company with effect from December 31, 2004.

As of December 31, 2004, 835,782 of our Ordinary Shares, representing 0.03% of our outstanding shares, were held by a total of 113 holders of record with addresses in the U.S.. As of the same date, 2,733,428 of our ADSs (representing 27,334,280 Ordinary Shares), representing 1.09% of our outstanding shares, were held by a total of 13 registered holders of record with addresses in the U.S.. Since certain of these Ordinary Shares and ADSs were held by brokers or other nominees, the number of record holders in the U.S. may not be representative of the number of beneficial holders or their country of residence.

STOCK PERFORMANCE GRAPH

The Stock Performance Graph below shall not be deemed incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the U.S. Securities Act of 1933 or under the U.S. Securities Exchange Act of 1934, except to the extent the Company specifically incorporates this information by reference, and shall not otherwise be deemed filed under such Acts.

This graph compares the total shareholder return of the Company’s ADSs with the S&P 500 Index and the S&P Semiconductors Index over a period from October 29, 1999 to December 31, 2004. October 29, 1999 was the first day of trading in the Company’s ADSs. The total shareholder return assumes $100 invested at the beginning of the period in the Company’s ADSs, the S&P 500 Index and the S&P Semiconductors Index. It also assumes reinvestment of all dividends.

Pursuant to the rules and interpretations of the U.S. Securities and Exchange Commission, the graph is calculated using, as the beginning measurement point, the closing price of the Company’s ADSs on October 29, 1999, which was $28.38 (after adjusting for the October 2002 Rights Offering).

The historical data of our ADS prices has been adjusted to reflect the October 2002 Rights Offering.

The comparisons in the graph are based on historical data and are not intended to forecast the possible future performance of the Company’s ADSs or Ordinary Shares. The graph lines merely connect the prices on the dates indicated and do not reflect fluctuations between those dates.

CUMULATIVE TOTAL RETURN
Based upon an initial investment of $100 on October 29, 1999 with dividends reinvested

	Oct	Dec	Mar	Jun	Sep	Dec	Mar	Jun	Sep	Dec	Mar	Jun	Sep	Dec	Mar	Jun	Sep	Dec	Mar	Jun	Sep	Dec
	99	99	00	00	00	00	01	01	01	01	02	02	02	02	03	03	03	03	04	04	04	04
Chartered Semiconductor Manufacturing Ltd.- ADR	$100	$220	$284	$271	$183	$79	$72	$76	$52	$80	$81	$60	$19	$14	$12	$18	$30	$36	$33	$29	$21	$21
S&P © 500	$100	$108	$111	$108	$107	$98	$87	$92	$78	$87	$87	$75	$62	$67	$65	$75	$77	$87	$88	$90	$88	$96
S&P ©	$100	$110	$176	$174	$125	$86	$67	$74	$49	$72	$72	$45	$31	$35	$37	$46	$58	$70	$64	$63	$48	$55
Semiconductors
Index

Copyright © 2005, Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. All rights reserved.

Note:	An adjustment factor of 0.8552 has been applied to historical ADS prices prior to September 12, 2002 to reflect the Company’s eight-for-ten October 2002 Rights Offering.

BY ORDER OF THE BOARD

LOOI LEE HWA
COMPANY SECRETARY

Singapore
March 28, 2005

IMPORTANT

1.	For Investors who have used their CPF monies to buy shares of Chartered Semiconductor Manufacturing Ltd, the Annual Report 2004 is forwarded to them at the request of their CPF Approved Nominees and is sent solely FOR INFORMATION ONLY.

2.	This Proxy Form is not valid for use by CPF Investors and shall be ineffective for all intents and purposes if used or purported to be used by them.

3.	CPF Investors who wish to vote should contact their CPF Approved Nominees.

PROXY FORM – SEVENTEENTH ANNUAL GENERAL MEETING

I/We, ____________________________________ (Name), of ____________________________________

__________________________________________ (Address) being a member(s) of CHARTERED SEMICONDUCTOR MANUFACTURING LTD (the “Company”) hereby appoint

		NRIC/Passport	Proportion of
Name	Address	Number	Shareholding(%)

and/or (delete as appropriate)

as my/our proxy, to attend and to vote for me/us on my/our behalf and, if necessary, to demand a poll, at the Seventeenth Annual General Meeting (“Seventeenth AGM”) of the Company to be held at 60 Woodlands Industrial Park D, Street 2, Singapore 738406 on April 28, 2005 at 11:00 a.m., and at any adjournment thereof.

(Please indicate with an “X” in the spaces provided whether you wish your vote(s) to be cast for or against the Resolutions as set out in the Notice of the Seventeenth AGM and summarised below. In the absence of any specific directions, the proxy/proxies will vote or abstain as he/they may think fit, as he/they will on any other matter arising at the Seventeenth AGM).

No.		Routine Business - Ordinary Resolutions	For	Against
1)		To adopt the Audited Accounts of the Company for the year ended December 31, 2004, including the reports of the Directors and the Auditors.
2	(a)	(i) To re-elect Mr. Chia Song Hwee as a Director of the Company pursuant to Article 94 of the Company’s Articles of Association.
(ii) To re-elect Dr. Tsugio Makimoto as a Director of the Company pursuant to Article 94 of the Company’s Articles of Association.
3	(a)	To re-appoint Mr. Charles E. Thompson as a Director of the Company to hold office until the next Annual General Meeting pursuant to Section 153(6) of the Companies Act, Chapter 50.
3	(b)	To re-appoint Mr. Robert E. La Blanc as a Director of the Company to hold office until the next Annual General Meeting pursuant to Section 153(6) of the Companies Act, Chapter 50.
4)		To re-appoint KPMG as the Company’s Auditors and to authorize the Directors to fix their remuneration.
5)		To approve Directors’ fees of US$459,334 for the year ended December 31, 2004.
No.		Special Business – Ordinary Resolutions
6)		To approve the increase in the authorized share capital of the Company.
7	(a)	To authorize the Directors to allot and issue shares in the capital of the Company pursuant to Section 161 of the Companies Act, Chapter 50.
7	(b)	To authorize the Directors to create and issue securities and to allot and issue shares in the capital of the Company in connection therewith pursuant to Section 161 of the Companies Act, Chapter 50.

No.		Special Business - Ordinary Resolutions	For	Against
7	(c)	To authorize the Directors to offer and grant options and to allot and issue additional shares in the capital of the Company pursuant to the Company’s Share Option Plan 1999.
7	(d)	To authorize the Directors to offer and grant purchase rights and to allot and issue additional shares in the capital of the Company pursuant to the Company’s Employee Share Purchase Plan 2004.
7	(e)
To authorize the Directors to offer and grant purchase rights and to allot and issue additional shares in the capital of the Company pursuant to the Share Purchase Plan 2004 for Employees of Silicon Manufacturing Partners Pte Ltd.

Dated this _________day of _______________2005.

Signature(s) of Shareholder(s)/Common Seal

Total Number of Shares Held

IMPORTANT
Please read Notes below.

NOTES:

1.	Please insert the total number of Shares held by you. If you have Shares entered against your name in the Depository Register (as defined in Section 130A of the Companies Act, Chapter 50), you should insert that number of Shares. If you have Shares registered in your name in the Register of Shareholders (Members), you should insert that number of Shares. If you have Shares entered against your name in the Depository Register and Shares registered in your name in the Register of Shareholders, you should insert the aggregate number of Shares entered against your name in the Depository Register and registered in your name in the Register of Shareholders. If no number is inserted, the instrument appointing a proxy or proxies shall be deemed to relate to all the Shares held by you.

2.	A shareholder of the Company entitled to attend and vote at a meeting of the Company is entitled to appoint one or two proxies to attend and vote instead of him. A proxy need not be a member of the Company.

3.	Where a shareholder appoints two proxies, the appointments shall be invalid unless he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy.

4.	The instrument appointing a proxy or proxies must be deposited at 60 Woodlands Industrial Park D, Street 2, Singapore 738406 not less than 48 hours before the time appointed for the Seventeenth Annual General Meeting.

5.	The instrument appointing a proxy or proxies must be under the hand of the appointor or of his attorney duly authorised in writing. Where the instrument appointing a proxy or proxies is executed by a corporation, it must be executed either under its seal or under the hand of an officer or attorney duly authorized.

6.	A corporation which is a shareholder may authorize by resolution of its directors or other governing body such person as it thinks fit to act as its representative at the Seventeenth Annual General Meeting, in accordance with Section 179 of the Companies Act, Chapter 50.

GENERAL:

The Company shall be entitled to reject the instrument appointing a proxy or proxies if it is incomplete, improperly completed or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in the instrument appointing a proxy or proxies. In addition, in the case of Shares entered in the Depository Register, the Company may reject any instrument appointing a proxy or proxies lodged if the shareholder, being the appointor, is not shown to have Shares entered against his name in the Depository Register as at 48 hours before the time appointed for holding the Seventeenth Annual General Meeting, as certified by The Central Depository (Pte) Limited to the Company.